NovaGold Resources Inc.

Third Quarter 2011
Management’s Discussion & Analysis

August 31, 2011

(Unaudited)

2	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated, October 13, 2011 and provides an analysis of NovaGold’s unaudited financial results for the three and nine month periods ended August 31, 2011 compared to the same periods in the previous year.

The following information should be read in conjunction with the Company’s August 31, 2011 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2010, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies as outlined in the annual consolidated financial statements have been consistently followed in preparation of the interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties principally in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. The Company has assembled a portfolio of projects, with 50% interests in two large undeveloped gold and copper-gold projects — Donlin Gold and Galore Creek — 100% of the Ambler high-grade copper-zinc-lead-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. Due to the scale and complexity of its projects, NovaGold has partnered with Barrick Gold Corporation (“Barrick”) at Donlin Gold and Teck Resources Limited (“Teck”) at Galore Creek, both senior mining companies who have significant experience and expertise building and operating large open pit mining operations. In addition, NovaGold’s core properties are located in low geopolitical risk regions that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two main properties, Donlin Gold and Galore Creek, with the objective of becoming a significant gold and copper producer. The Company is also advancing its Ambler property and continues to explore at its earlier-stage properties, including the San Roque project in Argentina, to build a pipeline of quality projects. NovaGold’s business model focuses on five main steps: identifying high-quality assets and making strategic, timely acquisitions; engaging with local communities; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring talented people to the Company and value to NovaGold shareholders.

Responsible mine development and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects and reduces development risk for its shareholders.

Recent developments

During the three months ended August 31, 2011, NovaGold filed a National Instrument 43-101 (“NI 43-101”) technical report based on the Prefeasibility Study (“PFS”) completed on its 50% owned Galore Creek copper-gold-silver project in Northwestern British Columbia, Canada by Galore Creek Mining Company (“GCMC”). A summary of the technical report was originally announced on July 27, 2011. The technical report was prepared by AMEC Americas Limited and Lemley International. The PFS outlined a large-scale open-pit mine with a conventional 95,000 tonne-per-day milling and concentrating facility. Proven and

NovaGold Resources Inc.	3
Q3-2011

Management’s Discussion and Analysis

probable mineral reserves total 528 million tonnes grading 0.6% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver. The PFS estimated production of 6.2 billion pounds of copper, 4.0 million ounces of gold and 65.8 million ounces of silver over an approximate 18 year mine life with cash costs averaging $0.80 per pound copper at base case prices and $0.42 per pound copper at current case prices.1 The total capital cost estimate for the Galore Creek project is approximately $5.2 billion dollars. Capital costs are estimated with an accuracy range of +25% / -20% (including contingency).

The PFS confirmed the technical and economic viability of Galore Creek and was a significant increase in scale and redesign of from previous configurations. The PFS configuration separates the mine infrastructure from the mill infrastructure, each located in adjacent valleys, thereby increasing flexibility to enable open-pit mine expansion, higher mill throughput and additional exploration. Exploration on the property remains very prospective both within current deposit areas and on identified targets in the Galore Valley.

In reviewing the PFS and opportunities identified, NovaGold and Teck have decided to assess an enhanced project engineering plan (“Enhanced Plan”) for the project description required for permitting and to support a feasibility decision. GCMC will complete the engineering required to define the project description before year-end 2011. The Enhanced Plan envisions adding mineral resources that are within an optimized measured, indicated and inferred pit shell. The Enhanced Plan also considers the addition of a second Semi-Autogenous Grinding (SAG) mill in the fifth or sixth year of operations to maintain throughput at or above the nominal 95,000 tonne-per-day throughput rate as harder rock types are expected to be encountered as the pit deepens. The Enhanced Plan will also re-evaluate two other areas of the PFS: method of transport of concentrate from plant to the highway and port facilities operations. Both issues are important elements for the project description and scope for permitting. The Enhanced Plan will be the basis for NovaGold and Teck to consider approving Galore Creek proceeding to feasibility study and permitting.

In June 2011, Teck completed its 50% earn in on Galore Creek and NovaGold and Teck are now obligated to equally fund future project costs. On June 23, 2011, the partners announced a $30.5 million budget to carry out further work on the project during the remainder of 2011, which included completion of the PFS, infill drilling and the completion of the Enhanced Plan.

NovaGold announced that Donlin Gold LLC, owned equally by wholly owned subsidiaries of NovaGold and Barrick, had provided its owners with preliminary capital cost estimates for the Donlin Gold project of approximately US$6 billion for the mine site with an additional approximately US$1 billion for the natural gas pipeline. The previous capital cost estimate for Donlin Gold in the feasibility study dated April 2009 was US$4.5 billion and did not include a natural gas pipeline. The natural gas pipeline is a new component of the feasibility study and is expected reduce power costs on the project, which represent approximately 25% of the total projected operating costs. In addition, the gas pipeline is an environmentally sound, long-term socially responsible alternative source of power for the project as compared to diesel power. Donlin Gold LLC is on schedule to release an updated feasibility study before the end of 2011.

At the Ambler project, two drill rigs operated on the property during the quarter. Approximately, 1,800 metres of infill and geotechnical drilling has been completed to August 31, 2011 on the Arctic deposit and 3,200 metres of exploration drilling has been completed to August 31, 2011 on the Bornite target. The Company expects to complete the 6,900 meters of geotechnical and exploration drilling at the Ambler project by the end of fiscal 2011 and plans to release a new NI 43-101 compliant mineral resource estimate on Bornite in the first half of 2012.

At the San Roque project in Argentina, NovaGold has started a second drilling program of between 3,500 and 5,000 metres of drilling. NovaGold conducted an IP geophysical survey on the area and identified additional prospective targets on the property. The property consists of about 70,000 hectares located in Rio Negro Province.

Following a review of sale and closure options, the Company approved plans to initiate permanent closure and reclamation of the Rock Creek project. The Company has evaluated required closure activities and its associated costs and is currently working closely with the State of Alaska regulators and the local community on obtaining agreement with an approved closure plan.

______________________________________________________________
1 Cash costs net of by-product credits. Base Price Case utilizes metal prices of US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver and a foreign exchange rate of 1.11 CAD/USD. Current Price Case metal prices are closing prices on July 27, 2011 of US$4.44/lb Cu, US$1,613/oz Au and US$40.34/oz Ag respectively and foreign exchange rate of 0.949 CAD/USD.

4	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

Property review

Donlin Gold

Donlin Gold, one of the world’s largest known undeveloped gold deposits is owned and operated by Donlin Gold LLC, a company owned equally by wholly-owned subsidiaries of NovaGold and Barrick. The 81,361 acre (32,926 hectare) property is located primarily on private, Alaskan Native-owned land, with surface rights owned by The Kuskokwim Corporation and sub-surface rights owned by Calista Corporation.

A mineral reserve and resource estimate for the project totals 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated mineral resources and an additional 4.4 million ounces of inferred mineral resource. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Gold would be one of the world’s largest gold-producing mines.

Activities at the Donlin Gold project during 2011 have focused on engineering and environmental studies to support the permitting process and community outreach programs, as well as a revision to the feasibility study to incorporate the use of natural gas as the primary power source at the mine site rather than using diesel to generate power, as contemplated in the 2009 feasibility study. The natural gas option would require building a buried pipeline that will run approximately 315 miles from the Cook Inlet to the project. Using natural gas to generate power is expected result in a reduction to this component of operating costs. Power costs account for approximately 25% of estimated project operating costs in the 2009 feasibility study. The estimated capital costs for the Donlin Gold project are approximately US$6 billion with an additional approximately US$1 billion for the natural gas pipeline. This feasibility study revision incorporating these updated capital costs and updated operating parameters and costs and associated economics based on the inclusion of the natural gas pipeline is scheduled for completion by the end of 2011.

Donlin Gold spent approximately US$13.8 million in the third quarter, which was US$0.8 million under its third quarter budget due to a decrease in G&A costs. Work during the remainder of 2011 will focus on completing the feasibility study revision and preparing to file permit applications for the project.

Due to the accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to record its interest in the Donlin Gold project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Gold being recorded in the balance sheet on the equity investment line.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is managed by Galore Creek Management Corporation (“GCMC”) and owned by a partnership in which wholly-owned subsidiaries of NovaGold and Teck each own a 50% interest. The 293,840 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A mineral reserve and resource estimate for the Galore Creek project totals proven and probable reserves of 6.8 billion pounds of copper, 5.45 million ounces of gold, and 102.2 million ounces of silver. The measured and indicated mineral resources include 2.07 billion pounds of copper, 2.5 million ounces of gold and 33 million ounces of silver, with additional inferred mineral resources (including the Copper Canyon deposit of which NovaGold owns 70%) of 3.8 billion pounds of copper, 4.0 million ounces of gold and 66.0 million ounces of silver. The PFS, with a capital cost estimate of $5.2 billion, confirmed the technical and economic viability of the Project and showed a significant increase in scale and redesign of the Project from previous configurations.

GCMC spent approximately $11.9 million in the third quarter, which was $2.1 million under its third quarter budget due to a decrease in engineering costs. Work during the remainder of 2011 will involve completing the Enhanced Plan for Galore Creek to use as the basis for the partners decision on proceeding to feasibility and permitting in 2012.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

NovaGold Resources Inc.	5
Q3-2011

Management’s Discussion and Analysis

Ambler

Ambler is an advanced exploration-stage property located in Alaska comprising 90,315 acres (36,549 hectares) of Federal patented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A preliminary economic assessment for the development and operation of an underground mining operation at the Arctic deposit was completed in April 2011. Mineral resources estimated for the Arctic deposit are 16.8 million tonnes of indicated mineral resource grading 4.1% copper and 6.0% zinc and 12.1 million tonnes of inferred mineral resource grading 3.5% copper and 4.9% zinc for contained metal totaling indicated mineral resource of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred mineral resource of 940 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 212 million pounds of lead. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Company spent approximately US$5.1 million during the third quarter, focused on further drilling activities including geotechnical and exploration drilling. During the quarter, two drill rigs were operating on the Ambler property with a focus on infill and geotechnical drilling on the Arctic deposit and exploration drilling at the Bornite target. NovaGold is anticipating drill results from the project in the coming months and into the first quarter of 2012. NovaGold is working very closely with the NANA Regional Corporation to negotiate an agreement on future development and exploration in the Ambler region based on a signed Letter of Intent. Road access to the Ambler property is an important element for the project’s development. The Company is working with State of Alaska agencies to develop a strategy and funding arrangement for the road.

Other properties

San Roque is an early-stage exploration property located in Rio Negro Province, Argentina. NovaGold signed an option agreement with Marifil Mines Ltd. (“Marifil”) on June 22, 2010, which gives NovaGold the right to earn up to a 70% interest in the property. The San Roque project comprises eleven claims totaling 173,087 acres (70,046 hectares). The San Roque property contains a large sulphide system as defined by an induced polarization ("IP") survey and widespread drilling over the area. This area is the site of a coincident lead-zinc-gold-silver anomaly in soils and the IP geophysical anomaly. NovaGold conducted a $1.0 million drill program in mid-2011, which was designed to test three areas at the San Roque project. A second drill campaign began September 2011 and is expected to be completed by the end of the year.

Additional information concerning mineral reserves and resources can be found in Appendix – Reserve and Resource Table.

Outlook

At August 31, 2011, the Company had cash and cash equivalents of $91.6 million.

The Donlin Gold project’s approved 2011 budget is US$43.5 million of which US$30.8 million has been spent as at August 31, 2011.  The 2011 work program focuses on completing the feasibility revision to incorporate the natural gas pipeline and preparing permit applications. During 2011, Donlin Gold has continued to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. Donlin Gold has budgeted to spend US$8.8 million in the fourth quarter, of which the Company’s 50% share is approximately US$4.4 million, on community engagement, environmental studies and feasibility revision activities. The feasibility revision is expected to be completed in the fourth quarter of 2011, at which point Donlin Gold may, subject to approval by NovaGold and Barrick, proceed to prepare and file permit applications for the project in the first half of 2012.

At the Galore Creek project, GCMC spent approximately $23.1 million in the nine month period ended August 31, 2011 on care and maintenance, community engagement and completing the PFS. Teck was the sole funding partner until June 22, 2011, when it completed its $373.3 million earn-in obligation. NovaGold expects to fund $6.7 million in the fourth quarter at the Galore Creek project for resource and geotechnical drilling and additional environmental and advanced engineering work to prepare for integration into the Enhanced Plan and routine care and maintenance activities.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for 2011 for exploration and geotechnical drilling at site and for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, with US$7.6 million spent at the end of the third quarter. The Company continues to work with NANA Corporation to establish an

6	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. The Company expects to spend US$2.9 million in the fourth quarter on exploration activities as well as environmental and engineering studies.

At the Rock Creek project, the decision was made during the third quarter to proceed with mine closure for the project. The Company expects to spend US$3.9 million in the fourth quarter and is working closely with the State Regulatory authorities and the local community on obtaining agreement for an approved closure plan. The Company revised the closure cost estimates for the required closure activities and recorded an expense for the revision of its asset reclamation obligation of $20.6 million in the third quarter of 2011 for a total retirement obligation of $27.9 million. Once a closure plan is approved, additional bonding may be required.

Results of operations

in thousands of Canadian dollars,
except for per share amounts
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	August 31, 2011	August 31, 2010	August 31, 2011	August 31, 2010
	$	$	$	$
Asset impairment
Impairment - Rock Creek	-	116,231	-	116,231
Impairment - Power transmission rights	-	-	52,668	-
Loss attributable to non-controlling interest	-	-	(13,779)	-
Future income tax recovery	-	-	(9,722)	-
Asset reclamation obligation	20,572	-	20,572	-
Equity loss	6,589	7,898	16,772	14,689
Foreign exchange (gain) loss	(998)	134	(1,827)	(3,043)
General and administrative	1,254	1,086	3,628	3,225
Gain on disposition of alluvial gold properties	-	-	(16,110)	-
Interest and accretion	4,017	3,912	11,309	11,341
Inventory write down	6,933	7,537	6,933	7,537
Mineral properties expense	15,507	5,776	22,648	6,930
Project care and maintenance (Galore Creek)	1,258	2,539	7,776	5,270
Project care and maintenance (Rock Creek)	3,830	3,967	8,705	14,595
Salaries, severance and payroll taxes	2,442	1,282	6,986	5,483
Salaries – stock-based compensation	1,295	688	6,347	3,829
Loss for the period	(56,527)	(147,599)	(115,054)	(182,068)
Basic and diluted loss per share attributable to the shareholders of the Company	(0.24)	(0.66)	(0.49)	(0.87)

For the three-month period ended August 31, 2011, the Company reported a net loss of $56.5 million (or $0.24 basic and diluted loss per share) compared to a net loss of $147.6 million (or $0.66 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to a 2010 non-cash asset impairment charge on the Rock Creek project for $116.2 million with no comparable amount in 2011. On the three-months ended August 31, 2011, the Company recorded an asset reclamation obligation adjustment of $20.6 million to reflect anticipated increased cost estimate for the closure activities of the Rock Creek project. In addition the Company recorded an inventory write down of $6.9 million during the three-months ended August 31, 2011 as a result of the Rock Creek project closure decision.

For the nine-month period ended August 31, 2011, the Company reported a net loss of $115.1 million (or $0.49 basic and diluted loss per share) compared to a net loss of $182.1 million (or $0.87 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the Rock Creek project for $116.2 million in 2010 compared to the non-cash asset impairment of the power transmission rights for $52.7 million in 2011, of which $13.8 million was attributable to non-controlling interest and $9.7 million to future income tax recovery partially offset by the gain on disposition of alluvial gold properties of $16.1 million.

NovaGold Resources Inc.	7
Q3-2011

Management’s Discussion and Analysis

Expenses for the three-month period ended August 31, 2011 were $36.8 million compared to $28.2 million for the same period in 2010. This increase was primarily due to an increased exploration expense of $15.5 million compared to $5.8 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project.

Expenses for the nine-month period ended August 31, 2011 were $86.1 million compared to $65.0 million for the same period in 2010. This was primarily due to the increased level of activity for the Galore Creek prefeasibility study and exploration work at the Ambler project which resulted in the increase of mineral property expenses to $22.6 million compared with $6.9 million in 2010. The Company also recorded expense of $6.3 million compared with $3.8 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share units (“PSU”) issued as a result of the higher stock price. During the first nine months of 2011, the Company granted 1,244,700 stock options and 244,000 PSUs to employees and directors. These increases were offset by the reduction of care and maintenance expenditures at Rock Creek, as the Company recorded $8.7 million in the first nine months in 2011 compared with $14.6 million in 2010. This was due to the decreased level of activity in 2011 compared to 2010, when the Company was improving the tailings pond infrastructure and water treatment processes at Rock Creek. The Company also recorded $7.8 million of Galore Creek project care and maintenance expenses in 2011 compared with $5.3 million in 2010, mainly due to the increased level of activity in 2011 compared to 2010 as the project progresses by strengthening the existing access areas and upgrading its environmental program.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

in thousands of Canadian dollars, except per share amounts
	08/31/11	05/31/11	02/28/11	11/30/10	8/31/10	5/31/10	2/28/10	11/30/09
	$	$	$	$	$	$	$	$
Net revenues	108	711	103	172	334	67	26	290
Loss for the quarter	(62,464)	(10,561)	(67,356)	(24,462)	(150,875)	(16,813)	(19,412)	(28,845)
Loss per share – basic	(0.24)	(0.03)	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)
Loss per share – diluted	(0.24)	(0.03)	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of commissioning at the Rock Creek project and subsequent activities related thereto. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment by GCMC as certain road construction equipment and facilities were sold as the road progressed; also, the Company incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. During the first quarter of 2011, the Company recorded an impairment loss on the Galore Creek project of $52.7 million related to its power transmission rights. During the second quarter of 2011, the Company had a gain on disposition of its alluvial gold properties and recorded a gain of $16.1 million. During the third quarter of 2011, the Company had recorded an adjustment to its asset retirement obligation of $20.6 million and inventory write-down of $6.9 million to reflect the Company’s decision to proceed with closure activities at the Rock Creek project. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

8	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

Liquidity and capital resources

At August 31, 2011, the Company had $91.6 million in cash and cash equivalents, of which $7.2 million was held by GCMC for the Galore Creek project.

The Company expended $23.2 million on operating activities during the three-month period ended August 31, 2011, compared with expenditures of $7.6 million for operating activities for the same periods in 2010, mostly due to the increase in activities at the Donlin Gold, Galore Creek and Ambler projects. Also during the three-month period ended August 31, 2011, the Company expended $1.2 million in cash from financing activities compared with $14.0 million generated in the same period in 2010. During the third quarter of 2011, the Company received $8.7 million in cash from Teck’s contribution to GCMC and $1.8 million from warrant exercise, the Company also paid the remaining balance of $12.0 million for the acquisition of Ambler. The Company generated $4.4 million cash in investing activities during the three-month period ended August 31, 2011, compared with expending $9.1 million in the same period in 2010. The Company funded $6.2 million for its share of exploration costs at the Donlin Gold project compared with $8.5 million for the same period in 2010. The Company had received $7.6 million for the second payment related to the alluvial gold land sale and an additional $3.9 million cash payment in lieu for the reclamation bonding requirement associated with the alluvial gold land sale.

The Company expended $56.4 million on operating activities during the nine-month period ended August 31, 2011, compared with expenditures of $35.8 million for operating activities for the same periods in 2010, mostly due to the increase in activities at the Donlin Gold, Galore Creek and Ambler projects. During the nine-month period ended August 31, 2011; the Company generated $11.0 million in cash from financing activities compared with $190.9 million over the same period in 2010. The Company received $13.2 million from warrant exercises and $21.1 million from Teck’s contribution to GCMC and paid $23.7 million for the acquisition of Ambler, with no comparative amount for the same period in 2010. The Company expended $14.7 million on investing activities during the nine-month period ended August 31, 2011, compared with $20.4 million in the same period of 2010. The Company funded $17.9 million for its share of exploration costs at the Donlin Gold project compared to $18.8 million for the same period in 2010. In addition, the Company expended $4.0 million on acquisition costs related to Copper Canyon and received $7.6 million for the second payment related to the alluvial gold land sale, with no comparative amount in 2010.

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements as at August 31, 2011, excluding operating leases, are as follows.

in thousands of Canadian dollars otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	$14,061	$14,061	-	-	-	-	-
Capital leases	$547	$547	-	-	-	-	-
Asset retirement obligations (Canada)	$13,670	-	-	-	-	-	$13,670
Asset retirement obligations (US)	US$28,495	US$26,995	US$1,000	US$500	-	-	-
Convertible notes – interest (a)	US$20,900	US$5,225	US$5,225	US$5,225	US$5,225	-	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$63,012	-	-	-	-	-	US$63,012

(a)

The convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

NovaGold Resources Inc.	9
Q3-2011

Management’s Discussion and Analysis

The future minimum payments under operating leases at August 31, 2011 are approximately as follows.

in thousands of Canadian dollars
Operating leases
$
2011	203
2012	629
2013	571
2014	580
2015	662
Thereafter	1,358
Total	4,003

The Company’s cash balances are held in the form of demand deposits.

Related party transactions

The Company has arms-length market-based agreements to provide certain services to Tintina Resources Inc. (“Tintina”) and Alexco Resource Corp (“Alexco”). During the nine months ended August 31, 2011, the fees for services provided were $12,000 (August 31, 2010: $100,000) to Tintina, a related party having one director and a major shareholder in common with the Company; and $13,000 (August 31, 2010: $30,000) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.5 million for the nine months ended August 31, 2011 (August 31, 2010: US$0.7 million) to Donlin Gold LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At August 31, 2011, the Company had $0.3 million (August 31, 2010: $0.3 million) receivable from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)   Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At August 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

in thousands of U.S. dollars
	August 31, 2011	November 30, 2010
Cash and cash equivalents	81,891	125,164
Accounts receivables	12,642	148
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(5,631)	(4,718)
Other notes payable	-	(23,026)
Amounts payable to Barrick – long term	(63,836)	(61,401)
Convertible notes	(64,542)	(60,278)
Total	(32,631)	(17,266)

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $3.2 million in the Company’s net losses.

10	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

(b)   Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s accounts receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d)   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at August 31, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)   Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not currently have any hedging or other commodity-based risk management programs respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company adopted these pronouncements at December 1, 2010; the result from this adoption led to the non-controlling interest balance classified as shareholders’ equity on the consolidated balance sheet and loss attributable to non-controlling interest on the statement of operations and deficit.

NovaGold Resources Inc.	11
Q3-2011

Management’s Discussion and Analysis

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company of our interim and annual amounts for the fiscal year ending November 30, 2011.

The Company is currently engaged in the process to transition from Canadian GAAP to IFRS. The transition process consists of three primary phases:

  Scoping and diagnostic phase
  Impact analysis, evaluation and design phase
  Implementation and review phase

Completion of the scoping and diagnostic phase occurred in 2010 through the completion of a preliminary diagnostic review by an external consultant. The preliminary diagnostic review included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. From the review, a focused transition plan was created to further evaluate the areas of difference, including changes required from existing accounting policies and the impact of changes to information systems, internal controls and business processes.

The Company is currently undergoing the analysis, quantification and evaluation phase. This phase involves specification of changes required to existing accounting policies, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. We are completing our evaluations of the changes required to existing accounting policies, and are currently quantifying the impact of those changes on our opening balance sheet at the transition date. IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company has completed its analysis of IFRS 1 and the exemptions it will apply on transition. Management has also completed its first draft of the annual financial statement disclosure under IFRS and will continue to refine its statements prior to release.

The identified impacts disclosed below highlight the preliminary impacts and should not be regarded as final as they are subject to change. We continue to review the impacts of our accounting policy choices and have not yet completed the processing of approving and finalizing all policies. The discussion below should not be regarded as a complete list of differences as it is designed to highlight the significant impacts identified at the transition date. We also note that the International Accounting Standards Board (“IASB”) is currently working on several projects which may significantly impact the Company’s decisions, most notably as discussed below.

Through our analysis and quantification of the opening balance sheet as of December 1, 2010, the following significant impacts have been identified to date:

  Foreign Currency Translation – The approach to evaluating the functional currency under IFRS focuses on determining each individual entity’s functional currency from the entity’s viewpoint. Under Canadian GAAP, the functional currency of a foreign subsidiary was determined based on whether the subsidiary was self-sustaining from the parent entity. The IFRS approach results in a change to the functional currency of several of the Company’s foreign subsidiaries. Under IFRS 1, “First time adoption of International Financial Reporting Standards”, an exemption is available which allows the Company to reset its cumulative translation account to zero on the transition date. The Company has elected to take this exemption. On transition, a net change to shareholders’ equity of $0.3 million is expected.

  Convertible Debt – Under Canadian GAAP, the convertible debt is bifurcated into two separate elements, an equity component to recognize the conversion value of the instrument and a liability component to recognize the debt value of the instrument. As the functional currency of NovaGold is Canadian dollars and the convertible debt is

12	NovaGold Resources Inc.
Q3-2011

Management’s Discussion and Analysis

  denominated in US dollars, an embedded derivative is determined to exist under IFRS as the instrument is denominated in a currency other than an entity’s functional currency. As a result, the Company will recognize an embedded derivative at fair value upon transition. The expected net impact to shareholders’ equity on transition is a decrease of $89.9 million and a corresponding increase to long term liabilities of $89.9 million.

  Warrants – Similarly to the convertible debentures, the Company has warrants which are denominated in a currency other than its functional currency. Under IFRS, the warrants meet the definition of a derivative instrument recorded at fair value at each reporting date, with movements through the statement of operations. The warrants were treated as an equity instrument under Canadian GAAP and recorded at fair value at inception. This treatment is similar to the presentation disclosed by the Company under its reconciliation to US Generally Accepted Accounting Principles. On transition, a net reduction of $658.8 million in shareholders’ equity and a corresponding increase to long term liabilities is expected. Irrespective of the change in accounting for the warrants, the Company notes the warrants do not provide for settlement in cash.

  Asset Retirement Obligations – IFRS differs from Canadian GAAP in the recognition of asset retirement obligations. Under IFRS, an obligation is recognized if there is a legal obligation or a constructive obligation which results in a more encompassing framework than Canadian GAAP. The Company has evaluated and determined that there are no additional constructive obligations at the transition date from the legal obligations currently recognized.

  Income Taxes – One of the significant changes to IFRS from Canadian GAAP arises in the treatment of deferred taxes on the initial recognition of an asset acquisition. The Company has had several notable asset acquisitions, which under Canadian GAAP had an iterative deferred tax liability recognized where the accounting basis was greater than the tax basis. Under IFRS, the recognition of deferred taxes on acquisitions other than in a business combination is not permitted. On transition, the Company expects a reduction in long term assets of $58.2 million, a reduction in future income tax liabilities of $7.2 million and a reduction in shareholders’ equity of $51.0 million.

On May 12, 2011, the International Accounting Standards Board released a set of 5 new standards including IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Involvement in Other Entities; along with amendments to the current and renamed IAS 27, Separate Financial Statements & IAS 28, Investments in Associates and Joint Ventures. This package of standards is effective for annual periods beginning on or after January 1, 2013, with earlier adoption of the entire package permitted. As a result of this recent release, the Company is continuing to assess the determination of the accounting treatments of its interests in Donlin Gold and Galore Creek. We expect to complete this evaluation in the fourth quarter.

The implementation and review phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements. The Company has completed its analysis of its information systems and does not anticipate significant changes arising from the transition to IFRS. Several areas have been identified requiring changes to the Company’s business processes which the Company is currently designing into its processes.

Management is continuing to evaluate the differences and the full impact on future financial reporting is not reasonably determinable or estimable at this time.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The

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Management’s Discussion and Analysis

Rock Creek project was impaired during the year ended November 30, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mining facilities of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates. The Rock Creek reclamation obligation has been adjusted during the third quarter of 2011 to reflect the updated closure plan for Rock Creek project.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out under the heading “Risk factors” in NovaGold’s Annual Information Form for the year ended November 30, 2010 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Other

In July 2010, December 2010, February 2011, and March 2011, the Company’s wholly-owned subsidiary AGC received a total of 37 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. MSHA subsequently vacated one of these citations after receiving further information from AGC. MSHA assessed a US$100 penalty for the February 2011 citation which AGC paid. MSHA assessed proposed penalties in the amount of US$37,658 for the remaining citations, aside from one citation that has not yet been assessed. AGC is presently contesting these remaining citations and proposed assessments, and is in active settlement discussions with MSHA over these citations and orders.

Previous estimates of overall liability were based on a statutory maximum penalty of up to US$500,000. However, given the assessment of outstanding citations to date of US$37,658 and based on recent meetings with MSHA, the reasonable maximum penalties for existing and outstanding penalties is US$40,000 in total estimated penalties. This estimated amount may be lower pending completion of settlement discussions.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; the completion of transactions; market price of precious and base metals; or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based

14	NovaGold Resources Inc.
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Management’s Discussion and Analysis

on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Gold and Galore Creek projects, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed herein under the heading “Risk Factors” and in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Q3-2011

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at July 27, 2011

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Appendix – Reserve & Resource Table

Notes:
1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
5. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:
(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. 2. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varing from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a ’cashflow grade’ ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. 4. The life of mine strip ratio is 2.16.

(3) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(4) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(5) Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. 4) Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. 5) The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff.

(6) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(7) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off

(8) NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination.

(9) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc.and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold."

Cautionary Note Concerning Reserve & Resource Estimates
This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this releasebe mined legally or economically. Disclosure of “contained may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons
The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure
Donlin Gold	Kirk Hanson P.E., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf
Gordon Seibel M.AusIMM, AMEC
Simon Allard, P.Eng.
Gregory Wortman P.Eng., AMEC
Alexandra Kozak P.Eng., AMEC

Donlin Gold	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Robert Gill, P.Geo., AMEC	NovaGold Resources Inc., Galore Creek Copper–Gold Project, British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study to be filed with 45 days of July 27, 2011	http://www.novagold.com/section/asp?pageid=15854
Jay Melnyk, P.Eng., AMEC
Greg Kulla, P.Geo., AMEC
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf
Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011	http://www.novagold.com/upload/pdf/Ambler_PEA_May2011.pdf

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